Exhibit 99.1

Contents
Report to Shareholders	i
Management’s Discussion and Analysis
Caution Regarding Forward-Looking Statements	M-1
Vision, Core Business, and Strategy	M-4
Results	M-5
Summary of Quarterly Results	M-16
Liquidity and Capital Resources	M-17
Other	M-19
Outlook	M-21
Critical Accounting Estimates, Developments, and Measures	M-21
Controls and Procedures	M-23
Risk Factors	M-23

Unaudited Interim Consolidated Financial Statements
Consolidated Balance Sheets	F-1
Consolidated Statements of Income	F-2
Consolidated Statements of Shareholders’ Equity and Comprehensive Income	F-3
Consolidated Statements of Cash Flows	F-4
Notes to the Unaudited Interim Consolidated Financial Statements	F-5

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through over 10,000 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and NYSE under the symbol STN.

Stantec is One Team providing Infinite Solutions.

Report to Shareholders

First Quarter 2009 Financial Highlights

•
Gross revenue for the first quarter of 2009 increased 38.7% to $404.8 million, compared to $291.8 million for the first quarter of 2008. Net revenue increased 34.7% to $343.3 million, compared to $254.9 million for the first quarter of 2008.

•	Net income for the first quarter of 2009 increased 22.5% to $20.7 million, compared to $16.9 million for the first quarter of 2008.
•	Diluted earnings per share for the first quarter of 2009 were 21.6% higher at $0.45, versus $0.37 for the first quarter of 2008.

I am pleased to report continuing good performance for our Company for the first quarter of 2009. Net income for the quarter was $20.7 million, and diluted earnings per share were $0.45, representing increases of 22.5% and 21.6%, respectively, compared to the first quarter of 2008.

These operating results demonstrate that the diversified business model we have been following over the past 10 years continues to be sound and allows us to perform and grow even within the current economic environment. During the first quarter of 2009, four of our five practice areas—Environment, Buildings, Industrial, and Transportation—contributed to growth in revenue.

As previously announced, early in the quarter we completed the acquisition of Jacques Whitford, an environmental consulting services firm headquartered in Halifax, Nova Scotia. This acquisition, our largest to date, significantly strengthens our Environment practice across Canada, particularly in the area of environmental permitting; increases our presence in Atlantic Canada; and expands our operations to Canada’s Arctic.

In this report, I would like to highlight some of the projects we are completing in our Transportation, Buildings, and Industrial practice areas as examples of the kind of contracts that are contributing to our growth under the current market conditions.

In the Transportation area, we have been awarded a contract to provide construction management support services to the Los Angeles County Metropolitan Transportation Authority (Metro) for its major capital projects, a contract that potentially could extend over the next seven years. The capital projects will include the four-mile (6.4-kilometre) extension of the Metro Orange bus rapid transit line, and parallel bike and pedestrian path, from Woodland Hills into the northern San Fernando Valley; the widening of Interstate 405 to encompass an additional 10 miles (16 kilometres) of a high-occupancy vehicle lane through the heavily traveled Sepulveda Pass; and the development of the two-story Metro Union Division Bus Maintenance and Operations Facility, with a three-story parking structure, in central Los Angeles. In Ontario, Canada, we are preparing the preliminary and detailed designs of approximately 7 kilometres (4.3 miles) of a new bus rapid transit roadway, which will include three transit stations and five grade-separated arterial and collector road crossings, for the City of Ottawa. The project will also entail surveying, drainage design, stormwater quality and quantity management, landscape architecture, and illumination design. In the northeastern United States, we are completing a study comparing various alternatives for developing open road tolling along the New Jersey–Pennsylvania border (Interstate 80) at Delaware Water Gap Toll Bridge, one of seven toll bridges owned and operated by the Delaware River Joint Toll Bridge Commission. The study will determine which alternative will result in the most efficient traffic operation, will involve minimal right-of-way acquisitions and environmental and permitting requirements, and can be designed and constructed cost effectively and quickly by 2010. Also in New Jersey, we are designing operational and safety improvements to two major state highways—U.S. Route 46 and New Jersey Route 3—for the New Jersey Department of Transportation

i

using three-dimensional traffic simulation as one of our tools. The work will involve reconstructing 2.5 miles (4 kilometres) of state highway, modifying ramps at four interchanges, constructing over 0.5 miles (1 kilometre) of new service roads, developing six intersections (including three new signalized intersections and three new roundabouts), constructing three new bridges, replacing two existing bridges, and reconstructing a sixth bridge. And in Maine, we are completing three airport assignments—a runway reconstruction project and an obstruction removal and runway safety area improvement project at Dexter Municipal Airport and a terminal aircraft apron expansion project at Princeton Municipal Airport. All three projects will improve safety and efficiency for airport staff and passengers.

In the Buildings area, we are contributing our expertise to two projects in Calgary, Alberta, for Alberta Health Services. The first project involves verifying the building systems performance of the McCaig Tower addition at the Foothills Medical Centre. Encompassing over 65,000 square metres (700,000 square feet) of space, the addition is being designed to many Leadership in Energy and Environmental Design (LEED®) standards and will include eight new operating rooms, 99 inpatient beds, 21 short-stay beds, diagnostic imaging services, laboratory services, a musculoskeletal clinic, an intensive care unit, and an emergency department, among other amenities. The second health care project involves providing services—civil, structural, performance, and transportation engineering and program and project management—for commissioning the new 165,000-square-metre (1.8 million-square-foot) South Health Campus. Also being designed to LEED standards, the campus will feature emerging technologies such as robotics, electronic monitoring devices, and wireless communication badges. Another assignment in the Buildings area is the architectural and mechanical, electrical, and structural engineering design of a microturbine cogeneration plant at the 53-story Sheraton New York Hotel and Towers in New York City. Powered by natural gas, thirty 65-kilowatt microturbines will generate 1.9 megawatts of electricity for use by the facility. Waste heat from the plant will be harvested to produce process steam, domestic hot water, and heating water for the hotel, significantly reducing its carbon footprint. The project scope also includes the design of an undulating screen wall coated with photoluminescent paint that absorbs energy from daylight and glows at night without electrical lighting. In Toronto, Ontario, as part of a joint venture, we are providing architecture, interior design, urban planning, sustainability consulting, and electrical, structural, and mechanical engineering services to help George Brown College develop its new waterfront campus. The campus will house the college’s Department of Health Sciences and a sports and recreation facility complete with an aquatic center. In addition, we are serving as the prime consultant, providing full design (architectural, mechanical, electrical, and structural) and LEED consulting services, for a 40,000-square-metre (430,600-square-foot) expansion and renovation of Edmonton International Airport in Edmonton, Alberta. With 13 new gates and new retail and food and beverage space, the addition will increase the airport’s service capacity by about 50%, enabling the terminal to accommodate an estimated 9 million passengers each year.

Finally, in the Industrial area, we have been contracted to provide a full range of engineering services for the development of a new 115-megawatt wind farm near Pincher Creek, Alberta. Our tasks include the civil, structural, and electrical design of the 34.5-kilovolt underground collector system and 240/34.5-kilovolt interconnect substation and the civil design of the access roadways, turbine site, and crane pads for the facility. We are also contributing integrated solutions (project management, architecture, and structural, mechanical, telecommunications, electrical, and civil engineering) to the design of a new jetty that will enable the Department of National Defence to berth larger and more modern ships at Canadian Forces Base Esquimalt in Esquimalt, British Columbia. And we are designing a new LEED-certified prefilled syringe sterile manufacturing facility in Wilson, North Carolina, for a bio/pharmaceuticals client. The work includes the process design of all the plant’s critical utilities and formulation operations.

Clearly, the first quarter of 2009 was another testament to the strength of our business model, demonstrating that we are well positioned to continue to succeed in the current economic climate.

ii

Since this is my last report to shareholders, I want to acknowledge how extremely fortunate I have been to serve as Stantec’s president and chief executive officer for the past 10 years. I also want to thank our employees for their unwavering support of our vision and for their contributions to making us the company we are today. I want to thank our clients for their trust in our work on their projects, without which our success to date would not have been possible. I want to thank our board members for their guidance, stewardship, and dedication to good governance. And I want to thank our shareholders for their confidence in our ability to execute our business plan.

Tony Franceschini, P.Eng.
President & CEO
May 8, 2009

iii

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 8, 2009

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended March 31, 2009, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2009, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2008 Financial Review, and the Report to Shareholders contained in our 2009 First Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2008 except for the adoption of the new Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” and handbook Section 3064, “Goodwill and Other Intangible Assets.” A description of these new standards and their impact on our financial position or results of operations is provided in note 1 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2009, and in the Critical Accounting Estimates, Developments, and Measures section below. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Legislation Reform Act and the Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and that include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goal in the Visions, Core Business, and Strategy section and of our annual targets and expectations for our practice areas in the Results (under the Gross and Net Revenue subheading) and Outlook sections, and may be contained in filings with security regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2009 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide a financial outlook (a type of forward-looking statement) for our business in the Vision, Core Business, and Strategy; Results (under the Gross and Net Revenue subheading); and Outlook sections below in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

Risks
Future outcomes relating to the forward-looking statements in this report may be influenced by many factors, including, but not limited to, the following material risks.

Market Risks
•
If we need to sell or issue additional common shares and/or incur additional debt to finance future acquisitions, our share ownership could be diluted and the results of our operations could be adversely affected.

•	We may be unable to secure the additional capital required to fund our acquisition strategy, which could lead to a reduction in our market share and competitiveness.

•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or may experience difficulty in paying for services performed.

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

•	We derive significant revenue from contracts with government agencies; thus, any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.

•
Our share price has historically been subject to volatility. Accordingly, the price of our common shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.

Operating Risks
•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

•	Interruption of our systems and network infrastructure could adversely impact our ability to operate.

•	If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.

•	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

•	Inadequate internal controls or disclosure controls may result in events that could adversely affect our business.

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	Adverse weather conditions and natural or other disasters may delay or eliminate net revenue that otherwise would have been realized and thus adversely affect our profitability.

•
We bear the risk of cost overruns in a significant number of our contracts; thus, we may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

Growth and Acquisition Integration Risks
•
Goodwill and other intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

value of our goodwill and other intangible assets, which could have a material adverse effect on our earnings.

•	If we are unable to manage our growth effectively, we may experience a decline in our revenue and profitability.

•	We or an acquired entity may experience difficulties in integrating the acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

•
From time to time, we have pursued and may continue to pursue and invest in business opportunities that are not directly within our core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.

•
To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

For a more detailed description of each of these risks, and of other risks to which we are subject, consult the Risk Factors section of our 2008 Financial Review incorporated by reference herein.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2009 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2009 are listed in the Outlook section of our 2008 Financial Review. The following information updates and, therefore, supersedes those assumptions.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that the average interest rate would remain stable. On March 31, 2009, the Canadian dollar closed at US$0.79, representing a 3.7% decrease since December 31, 2008. The average interest rate on our revolving credit facility was 2.72%, representing a 19.0% decrease since December 31, 2008. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2009 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at March 31, 2009, was 30.0%.

In our 2008 Financial Review, we noted that, according to the Canada Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to decrease to 83,600 units in 2009. The CMHC later revised its forecast to a level ranging between 65,800 and 83,800 units for the year.

In our 2008 Financial Review, we also noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts were expected to bottom out at 461,000 units in 2009. This forecast has since been revised to a low of 362,000 units in 2009 before recovery in 2010.

In addition, during the first quarter of 2009, the Congressional Budget Office, in its Budget and Economic Outlook, revised its forecasted gross domestic product (GDP) growth from a decline in real GDP of 2.2% to a decline of 3.0% in 2009 before an increase in 2010.

We have established outlooks for each of our practice areas for 2009 in the Results section of this Management’s Discussion and Analysis. All outlooks for 2009 are generally stable except for an expected moderate decline in the Industrial practice area and a further decline in the Urban Land practice area. In establishing the outlook for our

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

Buildings practice area, we assumed that we are well positioned to secure projects from public-private partnership (P3) clients in Canada and from the recently announced US stimulus package, which is aimed at improving energy efficiencies in buildings. In establishing the outlook for our Environment practice area, we considered the expanded and enhanced capabilities we gained with the addition of Jacques Whitford on January 2, 2009, our high backlog level, and our ability to attract larger and long-term projects due to our presence in many locations and our many client relationships. In establishing the outlook for our Industrial practice area, we assumed a negative impact resulting from the decline and future fluctuation in commodity and oil prices and a positive impact arising from our reputation with clean coal and carbon capture projects, opportunities in the power transmission and distribution sectors, and renewable and sustainable energy initiatives. In establishing the outlook for our Transportation practice area, we assumed that the implementation of the new US stimulus package will likely prevent the deferral of certain projects and possibly accelerate some previously deferred construction-ready projects. In establishing the outlook for our Urban Land practice area, we assumed a continued decline in single-family housing starts in Canada as forecasted by the CMHC and a leveling off of single detached housing starts in the United States to 362,000 units as forecasted by the NAHB.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of May 8, 2009, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2009, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond. Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is providing professional services in the infrastructure and facilities market principally on a fee-for-service basis. To achieve our objective, we must expand the depth and breadth of our services, which will result in growth. We intend to continue to pursue a prudent growth plan. Our vision, core business, and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q1 09 from those described on pages M-3 to M-9 of our 2008 Financial Review and incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

RESULTS

Overall Performance

Highlights for Q1 09
By executing our business strategy, we generated the results summarized below for the quarter ended March 31, 2009.

	Quarter Ended March 31
(In millions of Canadian dollars, except per share amounts)	2009	2008	Change $	Change %

Gross revenue	404.8	291.8	113.0	38.7%
Net revenue	343.3	254.9	88.4	34.7%
Net income	20.7	16.9	3.8	22.5%
Earnings per share – basic	0.45	0.37	0.08	21.6%
Earnings per share – diluted	0.45	0.37	0.08	21.6%
Cash flows used in operating activities	(30.6)	(53.8)	23.2	n/a
Cash flows used in investing activities	(72.2)	(88.9)	16.7	n/a
Cash flows from financing activities	19.0	132.0	(113.0)	n/a
n/a = not applicable

The following highlights our major financial achievements and strategic initiatives and activities in the first quarter ended March 31, 2009.

•
Gross revenue increased 38.7% from $291.8 million in Q1 08 to $404.8 million in Q1 09; net income increased 22.5% from $16.9 million in Q1 08 to $20.7 million in Q1 09; and diluted earnings per share increased 21.6% from $0.37 in Q1 08 to $0.45 in Q1 09. Our operating results demonstrated the continuing strength of our execution as compared to 2008 as well as the ability of our business model to adapt to changing and challenging market conditions throughout North America. Continued weakness in the residential land market during the quarter contributed to a $14.6 million decrease in revenue in our Urban Land practice area compared to Q1 08. This decrease was offset by an increase in revenue in our four other practice areas, particularly Environment, totaling $127.6 million compared to the same period last year as more fully discussed on pages M-10 to M-13. Compared to Q1 08, our Q1 09 results were

▪	Positively impacted by an increase in our gross margin percentages from 55.0% to 56.4%
▪
Negatively impacted by an increase in our administrative and marketing expenses as a percentage of net revenue from 42.0% to 43.1%, an increase in our amortization of intangibles of $2.7 million, and an increase in interest expense of $1.9 million

•
On January 2, 2009, we acquired the shares and businesses of Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford) for cash consideration of $64 million and notes payable of $79 million, adding approximately 1,700 staff to our Company. The acquisition of these firms strengthened the service offerings in our Environment practice. This acquisition also increased our presence in Atlantic Canada, expanded and enhanced our geotechnical engineering capabilities, increased our ability to provide environmental and geoscientific assessments in Canada’s Arctic and Alberta for resource development, expanded our ability to support the mining sector, and expanded our air quality services.

•	As part of the Strategic Alliance for Risk Reduction (STARR) joint venture, in which we hold a 15.0% interest, we were awarded a major contract to help the Federal Emergency Management Agency (FEMA)

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

undertake its massive flood risk mapping and planning program Risk MAP. This five-year, US$600 million contract is one of three contracts FEMA has awarded to support its efforts to create safer communities by providing more accurate flood and risk data to first responders and community officials and aiding them in planning flood risk mitigation.

Results compared to 2009 targets
In our 2008 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2009. The following is an indication of our progress toward these targets:

Measure	2009 Expected Range	Actual to Q1 09	Performance

Net debt to equity ratio (note 1)	At or below 0.5 to 1	0.58	X
Return on equity (note 2)	At or above 14%	6.5%	X
Net income as % of net revenue	At or above 6%	6.0%	✓
Gross margin as % of net revenue	Between 54 and 56%	56.4%	✓
Administrative and marketing expenses as % of net revenue	Between 41 and 43.5%	43.1%	✓
Effective income tax rate	Between 29 and 31%	30.0%	✓

The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.
note 1: Net debt to equity ratio is calculated as long-term debt, plus current portion of long-term debt, less cash and cash held in escrow, all divided by shareholders’ equity.
note 2: Return on equity is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of these quarters.
✓ Meeting or exceeding target
X Not meeting target

Year to date, we are meeting or exceeding all our targets for 2009 except for our net debt to equity ratio and return on equity. As discussed in our 2008 Management’s Discussion and Analysis, the acquisition of Jacques Whitford on January 2, 2009, increased our net debt to equity ratio to 0.58 (0.53 excluding the goodwill impairment charge recorded in the third quarter of 2008). As previously indicated, we are comfortable with exceeding this target for periods of time in order to take advantage of opportune investments. Including the impact of the goodwill impairment charge, our return on equity was 6.5% in Q1 09. We are also comfortable with this performance because without the impact of the goodwill impairment our return on equity would be 16.0%.

Balance Sheet
Our total assets increased by $103.1 million from December 31, 2008. This increase was principally due to an increase of $57.7 million in accounts receivable and in costs and estimated earnings in excess of billings, $14.6 million in property and equipment, $96.9 million in goodwill, and $14.0 million in intangible assets. These increases were mainly due to the completion of the Jacques Whitford acquisition in Q1 09. The increases were offset by an $83.3 million decrease in cash and cash equivalents and a $7.4 million decrease in cash held in escrow. On December 31, 2008, cash and cash equivalents included cash advanced from our credit facility and held for the Jacques Whitford acquisition closing. The cash was paid to the vendors on the completion of the transaction on January 2, 2009. Of the total consideration for The Zande Companies Inc. (Zande) and SII Holdings, Inc. (Secor) acquisitions, US$6.56 million was held in escrow pending the outcome of purchase price adjustment clauses included in the purchase agreements. During the quarter, US$5.9 million of the escrow funds was paid to the former shareholders of these firms, and the remainder was returned to our Company.

Our total liabilities increased by $76.9 million because of a $46.0 million increase in our revolving credit facility from $192.5 million at December 31, 2008, to $238.5 million at March 31, 2009, to finance operations and acquisition activities during the quarter. As well, other notes payable increased by $50.1 million during the same period primarily

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

due to the notes payable issued for the Jacques Whitford acquisition. The increase in long-term debt was partially offset by a $26.4 million decrease in accounts payable and accrued liabilities due primarily to the timing of payments for annual employee bonuses.

In addition, the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased due to the weakening of the Canadian dollar from US$0.82 at December 31, 2008, to US$0.79 at March 31, 2009.

Our balance sheet remained strong in Q1 09 as our shareholders’ equity increased by $25.9 million from December 31, 2008. This increase was mainly due to the $20.7 million increase in net income, a $4.3 million increase in currency translation adjustments, a $0.4 million unrealized gain on the fair value of our cash flow hedge (interest rate swap), a $1.0 million increase in stock-based compensation expense, and a $0.2 million increase from share options exercised for cash. These increases were partially offset by a $0.7 million unrealized loss on our investments held for self-insured liabilities. Our currency translation adjustments represent unrealized foreign exchange gains and losses when translating our investment in self-sustaining US subsidiaries into Canadian dollars.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results in Q1 09 compared to the same period last year:

	Quarter Ended March 31
	Percentage of Net		Percentage
	Revenue		Increase*
	2009	2008	2009 vs. 2008

Gross revenue	117.9%	114.5%	38.7%
Net revenue	100.0%	100.0%	34.7%
Direct payroll costs	43.6%	45.0%	30.7%
Gross margin	56.4%	55.0%	37.9%
Administrative and marketing expenses	43.1%	42.0%	38.4%
Depreciation of property and equipment	2.1%	2.1%	31.5%
Amortization of intangible assets	1.6%	1.0%	100.0%
Net interest expense	1.0%	0.6%	126.7%
Share of income from associated companies	(0.1%)	0.0%	n/m
Foreign exchange (gains) losses	0.2%	(0.1%)	n/m
Other income	(0.1%)	(0.1%)	50.0%
Income before income taxes	8.6%	9.5%	21.9%
Income taxes	2.6%	2.9%	20.5%
Net income	6.0%	6.6%	22.5%
* % increase (decrease) calculated based on the dollar change from the comparable period
n/m = not meaningful

The following section outlines certain factors that affected the results of our operations in the first quarter of 2009 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended March 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue. Revenue earned by acquired companies in the first 12 months after their acquisition is reported as revenue from acquisitions and thereafter as internal growth.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the first quarter of 2009 compared to the same period in 2008.

Gross Revenue	First Quarter
(In millions of Canadian dollars)	2009 vs. 2008

Increase (decrease) due to:
Acquisition growth	86.1
Internal growth	(7.0)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	33.9

Total net increase in gross revenue	113.0

Net Revenue	First Quarter
(In millions of Canadian dollars)	2009 vs. 2008

Increase (decrease) due to:
Acquisition growth	62.5
Internal growth	(3.0)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	28.9

Total net increase in net revenue	88.4

The net increase in gross revenue was $113.0 million for Q1 09 over Q1 08 due to $86.1 million in acquisition growth and a $33.9 million impact of foreign exchange rates on revenue earned by foreign subsidiaries, offset by a $7.0 million decline in internal growth. The increase in acquisition gross and net revenue in the quarter-over-quarter comparison was due to the revenue earned in Q1 09 attributed to the Secor and RHL Design Group Inc. (RHL) acquisitions, which were completed in Q1 08, the McIntosh acquisition, which was completed in Q3 08, and the Jacques Whitford acquisition completed in Q1 09.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

Gross revenue earned in Canada during Q1 09 increased to $211.5 million compared to $148.9 million in Q1 08. Gross revenue generated in the United States during Q1 09 increased to $184.5 million compared to $140.7 million in the same period last year. The increase in revenues in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2008 and Q1 09.

The following table summarizes the growth or decline in gross revenue by practice area in the first quarter of 2009 compared to the same period in 2008:

Practice Area Gross		% of		% of	% Change
	Quarter	Consulting	Quarter	Consulting	in Gross
	Ended	Services	Ended	Services	Revenue
(In millions of Canadian	March 31,	Gross	March 31,	Gross	2009 vs.
dollars, except %)	2009	Revenue	2008	Revenue	2008

Buildings	75.6	18.7%	63.7	21.8%	18.7%
Environment	158.1	39.0%	76.9	26.4%	105.6%
Industrial	71.2	17.6%	49.5	17.0%	43.8%
Transportation	48.4	12.0%	35.6	12.2%	36.0%
Urban Land	51.5	12.7%	66.1	22.6%	-22.1%

Total Consulting Services	404.8	100.0%	291.8	100.0%	38.7%

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

Practice Area Gross Revenue	Quarter Ended March 31, 2009 vs. 2008
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	11.9	-	8.2	3.7
Environment	81.2	68.1	1.0	12.1
Industrial	21.7	13.8	4.3	3.6
Transportation	12.8	-	6.8	6.0
Urban Land	(14.6)	4.2	(27.3)	8.5

Total	113.0	86.1	(7.0)	33.9

The following lists the acquisitions completed in 2008 and 2009 that impacted specific practice areas:

•	Environment: SII Holdings, Inc. (February 2008) and Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (January 2009)

•	Industrial: McIntosh Engineering Holdings Corporation (July 2008)

•	Urban Land: RHL Design Group, Inc. (March 2008)

All of our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.80 in Q1 09 compared to US$1.00 in Q1 08, representing a 20.0% decrease. This weakening of the Canadian dollar had a positive effect on the revenue reported in Q1 09 compared to Q1 08.

Buildings. Gross revenue for the Buildings practice area grew by 18.7% in Q1 09 compared to Q1 08. Of the $11.9 million increase in gross revenue, $8.2 million was due to internal growth, and $3.7 was due to the impact of foreign exchange. This practice area continues to secure significant projects in our principle focus area of health care. For example, during the quarter, we were awarded a contract to replace three long-term care, integrated health facilities in Kipling, Radville, and Redvers, Saskatchewan. Once operational, these revived facilities will deliver services that

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

enrich the lives of residents and patients and provide a supportive work environment for staff. The Buildings practice area also continues to secure sustainable design projects, particularly assignments involving enhancements and improvements to existing facilities. For example, we designed a microturbine cogeneration plant at the Sheraton New York Hotel and Towers in New York City. Waste heat from the plant will be harvested to create process steam, domestic hot water, and heating water for the hotel, significantly reducing its carbon footprint. This project also involved designing an undulating screen wall, which, fabricated from recovered and recycled metal, including steel from the World Trade Center towers, and coated with photoluminescent paint, absorbs energy from daylight and glows at night without electrical lighting. In addition, the Buildings practice area is active with projects in the airport sector, although there are signs of reduced activity in the travel industry.

We believe that the outlook for the Buildings practice area is stable for 2009. As activity in the private sector is declining, competition for public sector work is increasing. As always, we will continue to manage staff levels in the Buildings practice area in relation to existing backlog.

Environment. Gross revenue for the Environment practice area increased by 105.6% in Q1 09 compared to Q1 08. Of the $81.2 million increase year to date, $68.1 million was due to acquisitions, $1.0 million was due to internal growth, and $12.1 million was due to the impact of foreign exchange. With the addition of Jacques Whitford in January 2009, the number of staff in our Environment practice area more than doubled compared to January 2008. This practice area continues to increase its geographic footprint and competitive profile in selected markets by pursuing and winning larger, more challenging, and more visible projects. For example, during the quarter, we were selected by one major energy company to provide environmental impact assessment and permitting services for proposed facilities worldwide and by another major energy company to provide environmental support services for a proposed new energy development in the Arctic. We were also chosen to assist several large US power producers in evaluating their coal by-product disposal processes and facilities, and we continue to secure project development work with 11 of the top 20 wind power developers in North America. Because our environmental expertise is often required at the front end of energy-related projects that operate on a long-term planning cycle, much of the Environment practice area’s work is not directly affected by short-term fluctuations in oil and gas prices. Despite continuing signs of decline in the growth rate of water and wastewater markets, especially in the US West, the market for wet weather programs and environmental remediation remains stable. During the quarter, as part of our 15% interest in the STARR joint venture, we were awarded a major contract to help FEMA undertake its nationwide US flood risk mapping and planning program. This five-year, US$600 million contract is one of three contracts FEMA has awarded to support its efforts to create safer communities by providing more accurate flood and risk data to first responders and community officials and aiding them in planning flood risk mitigation.

We expect the outlook for this practice area to remain stable for the rest of 2009. Our backlog in this area continues to be stable, and despite the slowdown in the North American economy, we believe that our increased size, presence, and reputation in the environment market will continue to increase our market share of larger, long-term projects and projects with national and international scope. The Environment practice area will continue to integrate staff from the Jacques Whitford acquisition and to take advantage of additional project opportunities arising from this acquisition.

Industrial. Gross revenue for the Industrial practice area grew by 43.8% in Q1 09 compared to Q1 08. Of the $21.7 million increase year to date, $13.8 million was due to acquisitions, $4.3 million was due to internal growth, and $3.6 million was due to the impact of foreign exchange. During the quarter, the Industrial practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta. It also continues to secure projects with repeat clients. For example, during the quarter, we were awarded additional projects with the Department of National Defense (DND), including the design of the new Maritime Helicopter Squadron facility in Patricia Bay, British Columbia, and the project management and civil, mechanical, telecommunications, and electrical engineering of a jetty replacement at Canadian Forces Base Esquimalt in British Columbia. The new jetty will enable the DND to berth larger and more modern ships at the base.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

Although the Industrial practice area may be impacted by future fluctuations in oil, gas, and commodity mineral prices, we expect its outlook for the remainder of 2009 to range from stable to a modest decline. We base this expectation on our belief that the practice area has sufficient breadth, diversity, and recognized expertise to take advantage of opportunities that arise during the current economic downturn. In our Power practice, we continue to strengthen our reputation in the areas of clean coal and carbon capture, power transmission and distribution, and renewable energy, such as wind and solar power. For example, during the quarter, we secured a project to provide civil, structural, and electrical engineering services for the development of a new 115-megawatt wind farm in southern Alberta.

Transportation. Gross revenue for the Transportation practice area grew by 36.0% in Q1 09 compared to Q1 08. Of the $12.8 million increase in gross revenue, $6.8 million was due to internal growth, and $6.0 million was due to the impact of foreign exchange. During Q1 09, the Transportation practice area demonstrated its ability to expand its expertise and capabilities. For example, the Los Angeles County Metropolitan Transportation Authority (Metro) selected the Transportation group to provide construction management support services for its major capital projects. This contract, which has the potential to extend for seven years, includes the Metro Orange Line Extension project and a high-occupancy vehicle network expansion project in central Los Angeles, California. This is the largest contract that our Transportation practice area has secured to date in California. During the quarter, the practice area continued to focus on specialized road improvement projects. For example, we are providing preliminary and detailed design services for the development of the Cumberland Transitway in Ottawa, Ontario. This project includes drainage design, stormwater management, underground services, and illumination design for an extension to North America’s most comprehensive bus rapid transit system. We also are working on a study assessing the environmental constraints, stormwater management, advance overhead signage, utility impacts, construction costs, and public acceptance of open road tolling at the Delaware Water Gap Toll Bridge on the New Jersey and Pennsylvania border.

We believe that the outlook for the Transportation practice area is stable for 2009. The recently announced US and Canadian stimulus packages could prevent the deferral of certain projects and possibly accelerate some previously deferred construction-ready projects by stabilizing project funding in the transportation sector. However, because of the current economic conditions, the volume of private sector projects that traditionally had higher margins is declining. As well, the reauthorization of the US Transportation Act this fall may result in changes in funding for the transportation sector, which could impact transportation agency budgets.

Urban Land. Gross revenue for the Urban Land practice area declined by 22.1% in Q1 09 compared to Q1 08. Of the $14.6 million decrease, $27.3 million was due to a decline in revenue from internal growth, offset by an $8.5 million foreign exchange impact and a $4.2 million increase in revenue due to acquisitions. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these regions account for approximately 65% of our urban land business. The remainder of our urban land work is spread throughout a number of locations in the United States and Canada.

Revenue for the Urban Land practice area continues to be impacted by a decline in housing starts in the western United States, particularly California, and more recently in Alberta and Ontario in Canada. Single-family housing starts in the United States continued to decline in Q1 09 to the lowest recorded levels. Single-family housing starts in Canada have also softened. In response to these market conditions, our Urban Land group further reduced its staff levels in Q1 09. We continue to repurpose staff to non-residential-related projects being undertaken in other practice areas, particularly in the municipal, energy, and utility sectors. For example, we are working on the redevelopment of the Federal Building and Commercial Plaza in Edmonton, Alberta. Another project is the Charlotte Mecklenburg Utility Department Annexation in Charlotte, North Carolina. This project includes planning, coordination with existing private utilities, permitting, surveying, and design to facilitate a transfer of existing private water and sewer systems. Working in an environment of significantly increased competition with resulting lower margins, we will focus in the

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

balance of 2009 on building relationships with larger clients who require more complex services. Our Urban Land group will also continue to monitor its short-term backlog and manage its staff levels as closely as possible to the work available.

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures section included in our 2008 Financial Review and incorporated by reference herein. Our gross margin as a percentage of net revenue was 56.4% in Q1 09 compared to 55.0% in Q1 08 and exceeded the target range of 54 to 56% set out in our 2008 Financial Review. Our gross margin percentages increased in all practice areas except Urban Land as further explained below. The following table summarizes our gross margin percentages by practice area for Q1 09 compared to Q1 08.

The change in gross margin percentages quarter to quarter is due to the following:

	Quarter Ended March 31
Practice Area Gross Margin	2009	2008

Buildings	58.3%	57.0%
Environment	57.4%	56.4%
Industrial	53.2%	48.3%
Transportation	54.3%	51.7%
Urban Land	56.8%	58.3%

•
In general, fluctuations in the margin reported from quarter to quarter depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

•
In the Buildings practice area, the increase from Q1 08 to Q1 09 was a reflection of lower gross margin percentages in Q1 08 due to increased activity relating to the pursuit of P3 clients. During the pursuit phase, we perform work for a reduced fee, which we expect to make up if we are successful in securing the project. In addition, some of the increase is due to improved project execution in Q1 09.

•
In the Industrial practice area, a contributor to the improvement in gross margin was an increase in mining-related projects, which yield a higher gross margin. Mining-related projects increased through the McIntosh acquisition completed in Q3 08.

•
In the Transportation, Industrial, and Environment practice areas, a contributor to gross margin increases was improved project execution. In Q1 08, these practice areas were also impacted by the number of integration activities occurring simultaneously for the acquisitions completed during Q4 07 and Q1 08.

•	In the Urban Land practice area, there was a decrease in project fees due to greater competition in a declining market.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 43.1% for Q1 09 compared to 42.0% for Q1 08, falling just within the high end of our expected range of 41 to 43.5%. Administrative and marketing

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In the months following the completion of an acquisition, there is usually an increase in staff time charged to administration and marketing due to integration activities including the orientation of newly acquired staff. In Q1 09, we completed the system integration of Secor and began the process of integrating staff from the Jacques Whitford acquisition.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally one and a half years. Consequently, the impact of the amortization of contract backlog can be significant in the two to six quarters following an acquisition. As at March 31, 2009, $5.7 million of the $60.0 million in intangible assets related to backlog. The following table summarizes the amortization of identifiable intangible assets for the first quarter of 2009 and 2008.

Intangibles	Quarter Ended March 31
(In thousands of Canadian dollars)	2009	2008

Amortization of client relationships	1,484	880
Amortization of backlog	3,792	1,672
Other	88	114

Total amortization of intangible assets	5,364	2,666

Our amortization of intangible assets increased by $2.7 million in Q1 09 compared to Q1 08. This increase was mainly due to the amortization of the backlog balances of Jacques Whitford, RHL, and Secor. Based on the unamortized intangible asset balance remaining at the end of Q1 09, we expect our amortization expense for intangible assets for the full year 2009 to be in the range of $15.0 to $16.0 million by year-end. The actual expense may be impacted by any new acquisitions completed after Q1 09.

Net Interest Expense

The $1.9 million increase in our net interest expense in Q1 09 compared to Q1 08 was a result of having more long-term debt throughout the first quarter of 2009, offset by having lower interest rates over the same period. As at March 31, 2009, $238.5 million was outstanding on our credit facility versus $206.4 million outstanding as at March 31, 2008. Depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. We minimize our exposure to floating rates of interest on our revolving credit facility, when appropriate, by entering into interest rate swap agreements. During the third quarter of 2008, we entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010. The fair value of the interest rate swap, estimated using third-party market indications and forecasts as at March 31, 2009, was a loss of $2.6 million net of tax. Since we designated the interest rate swap as a cash flow hedge against US$100 million of our credit facility and the hedge met the accounting criteria for effectiveness during the quarter, we recorded the $2.6 million loss in fair value in other comprehensive income. As at March 31, 2009, $141.5 million of our bank loan was payable in US funds (US$112.2 million), and $97.0 million was payable in Canadian funds.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

Taking the effect of the interest rate swap into consideration, our average interest rate was 2.72% at March 31, 2009, compared to 3.64% at March 31, 2008. We estimate that, based on our credit facility balance at March 31, 2009, and excluding the US$100 million subject to the interest rate swap, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $0.1 million year to date and decrease our basic earnings per share by less than $0.01 year to date. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

Foreign Exchange Gains (Losses)

During Q1 09, we recorded a $0.6 million foreign exchange loss compared to a $0.4 million gain in Q1 08. These foreign exchange gains and losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The $0.6 million foreign exchange loss incurred in the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at March 31, 2009, we had entered into foreign currency forward contracts that provided for the purchase of US$62.0 million at rates ranging from 1.23220 to 1.27207 per US dollar maturing over the next two months. The fair value of the forward contracts, estimated using third-party market indications and forecasts as at March 31, 2009, was a $1.8 million unrealized loss, which was recorded in income as a component of foreign exchange.

During the first quarter of 2009, we recorded a $4.3 million gain in our currency translation adjustments in other comprehensive income compared to an $11.9 million gain during the same period in 2008. These gains arose on the translation of our US-based subsidiaries. The gain during the first quarter of 2009 was due to the weakening of the Canadian dollar from US$0.82 at December 31, 2008, to US$0.79 at March 31, 2008.

Income Taxes

Our effective income tax rate for the first quarter of 2009 was 30.0% compared to 55.0% for the year ended December 31, 2008. The 2008 effective income tax rate was impacted by a $53.0 million non-deductible charge to income for the goodwill impairment recorded in 2008. Without the impact of this charge, our effective income tax rate for 2008 would have been 30.2%. Our effective income tax rate for the first quarter of 2009 was within the expected range of 29 to 31% set out in our 2008 Financial Review. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as our estimated earnings in each of these jurisdictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008

Gross revenue	404.8	369.3	347.6	343.3
Net revenue	343.3	297.0	289.2	289.0
Net income (loss)	20.7	20.0	(30.0)	22.1
EPS – basic	0.45	0.44	(0.66)	0.48
EPS – diluted	0.45	0.44	(0.66)	0.48

	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007

Gross revenue	291.8	258.3	235.3	244.7
Net revenue	254.9	215.9	207.0	215.7
Net income	16.9	19.0	17.4	17.5
EPS – basic	0.37	0.42	0.38	0.38
EPS – diluted	0.37	0.41	0.38	0.38
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q1 09 vs. Q1 08	Q4 08 vs. Q4 07	Q3 08 vs. Q3 07	Q2 08 vs. Q2 07
			*	*
Increase (decrease) in gross revenue due to:
Acquisition growth	86.1	102.0	111.9	96.5
Internal growth	(7.0)	(12.5)	1.1	11.3
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	33.9	21.5	(0.7)	(9.2)

Total net increase in gross revenue	113.0	111.0	112.3	98.6
* Q2 08 and Q3 08 figures were restated to reclassify gross revenue from acquired joint ventures from internal growth to acquisition growth.

During Q4 08, our gross revenue increased by $111.0 million, or 43.0%, to $369.3 million compared to $258.3 million in the same period in 2007. Approximately $102.0 million of this increase resulted from acquisitions completed in 2007 and 2008 and a $21.5 million foreign exchange impact—due to the weakening of the Canadian dollar during Q4 08—offset by a $12.5 million decline in internal growth. Net income during Q4 08 increased by $1.0 million, or 5.3%, from the same period in 2007. Diluted earnings per share in Q4 08 increased by $0.03, or 7.3%,

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

compared to the same period in Q4 07. Our Q4 08 results were negatively impacted by a reduction in gross margin as a percentage of net revenue from 57.5% in Q4 07 to 55.7% in Q4 08, by an increase in the amortization of intangibles of $1.5 million, and by an increase in interest expense of $1.2 million. Our Q4 08 results were positively impacted by the growth in gross revenue, by a reduction in our administrative and marketing expenses as a percentage of net revenue from 43.5% to 43.0% quarter over quarter, and by an increase in foreign exchange gains from $1.2 million to $2.5 million.

During Q3 08, our gross revenue increased by $112.3 million, or 47.7%, to $347.6 million compared to $235.3 million in the same period in 2007. Approximately $111.9 million of this increase resulted from acquisitions completed in 2007 and 2008 and $1.1 million in internal growth, offset by a $0.7 million foreign exchange impact due to the stronger Canadian dollar in Q3 08 compared to Q3 07. Net income decreased by $47.4 million in Q3 08 compared to the same period in 2007, and diluted earnings per share decreased by $1.04 compared to the same period last year. During the quarter, our net income and diluted earnings per share were negatively impacted by a $53.0 million impairment of goodwill and a $5.4 million impairment of intangible assets. These non-cash charges decreased our diluted earnings per share by $1.21. Without the negative impact of the goodwill and intangible asset impairment charges, our net income for Q3 08 would have been $25.1 million, and our diluted earnings per share would have been $0.55. Our Q3 08 results were positively impacted by a reduction of our administrative and marketing expenses as a percentage of net revenue from 41.1% to 39.2%. Our Q3 08 results were negatively impacted by a decline in gross margin from 56.2% to 56.0%, an increase in the amortization of intangibles of $2.1 million, and an increase in interest expense of $1.5 million.

During Q2 08, our gross revenue increased by $98.6 million, or 40.3%, to $343.3 million compared to $244.7 million in the same period in 2007. Approximately $96.5 million of this increase resulted from acquisitions completed in 2007 and 2008 and $11.3 million in internal growth, offset by a $9.2 million foreign exchange impact due to the stronger Canadian dollar in Q2 08 compared to Q2 07. Our net income increased by $4.6 million, or 26.3%, in Q2 08 compared to the same period in 2007, and our diluted earnings per share increased by $0.10, or 26.3%, compared to the same period last year. Compared to Q2 07, our Q2 08 net income was positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 42.0% to 40.8%. Our Q2 08 results were negatively impacted by a decline in gross margin from 56.1% to 55.9%, an increase in the amortization of intangibles of $1.7 million, and an increase in interest expense of $1.6 million.

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at March 31, 2009, compared to December 31, 2008:

(In millions of Canadian dollars, except ratios)	Mar 31, 2009	Dec 31, 2008	Change

Current assets	454.9	480.7	(25.8)
Current liabilities	(277.9)	(300.0)	22.1
Working capital	177.0	180.7	(3.7)
Ratio of current assets to current liabilities	1.64	1.60	n/a
note: Working capital is calculated by subtracting current liabilities from current assets. The current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from (used in) operating, investing, and financing activities for the first quarter of 2009 and 2008, as reflected in our consolidated statements of cash flows, are summarized in the following table:

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

	Quarter Ended March 31
(In millions of Canadian dollars)	2009	2008	$Change

Cash flows used in operating activities	(30.6)	(53.8)	23.2
Cash flows used in investing activities	(72.2)	(88.9)	16.7
Cash flows from financing activities	19.0	132.0	(113.0)

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $300 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2008 Financial Review, reduces the impact of changing market conditions on our operating cash flows. As well, we regularly monitor our short-term backlog and are able to manage our staff levels to the work available. We do not anticipate any immediate need to access additional capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to manage our capital structure according to the management guideline established in our 2008 Financial Review of maintaining a net debt to equity ratio of less than 0.5 to 1. The net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. At March 31, 2009, our net debt to equity ratio was 0.58 to 1. 0. We exceeded our internal target of less than 0.5 to 1 because we increased our long-term debt to finance the Jacques Whitford acquisition. We have indicated that we are comfortable with exceeding this target under these and similar circumstances.

We have not invested in any asset-backed commercial paper (ABCP) and, therefore, do not consider ourselves to be directly exposed to current uncertainties in the ABCP marketplace. We continue to limit our exposure to credit risk by placing our cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include bonds and equities, and we mitigate the risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Working Capital

Our working capital (current assets less current liabilities) at the end of Q1 09 was $177.0 million compared to $180.7 million at December 31, 2008. During this period, current assets decreased by $25.8 million, and current liabilities decreased by $22.1 million. The $25.8 million decrease in current assets from December 31, 2008, was due to an $83.3 million decrease in cash and cash equivalents and a $7.4 million decrease in cash held in escrow, offset by a $57.7 million increase in accounts receivable and in costs and estimated earnings in excess of billings. At December 31, 2008, cash and cash equivalents included cash advanced from our credit facility and held for the Jacques Whitford acquisition closing. The cash was paid to the vendors on the completion of the transaction on January 2, 2009. Of the total consideration for the Zande and Secor acquisitions, US$6.56 million was held in escrow pending the outcome of purchase price adjustment clauses included in the purchase agreements. During the quarter, US$5.9 million of the escrow funds was paid to the former shareholders of the acquired firms, and the remainder was returned to our Company. Our accounts receivable and estimated earnings in excess of billings increased from December 31, 2008, mainly due to the completion of the Jacques Whitford acquisition in Q1 09. The $22.1 million decrease in current liabilities resulted primarily from a decrease in accounts payable and accrued liabilities due to the timing of payments for annual employee bonuses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

Cash Flows Used in Operating Activities
Our cash flows used in operating activities decreased by $23.2 million in Q1 09 compared to the same period in 2008. The quarter-over-quarter change was mainly due to a $32.6 million increase in cash receipts from clients, less cash paid to suppliers and employees. Our cash flows were positively impacted by a decrease in our investment in costs and estimated earnings in excess of billings and in accounts receivable to 88 days in Q1 09 compared to 94 days in Q1 08. In addition, our cash flows used in operating activities in Q1 08 were higher than normal due to the payment of higher than normal trade payables and accrued liabilities assumed on acquisitions completed in Q4 07 and Q1 08. The above increase in cash receipts from clients, less cash paid to suppliers and employees, was offset by a $6.0 million increase in net income taxes paid in Q1 09 compared to Q1 08. In addition, interest paid increased by $3.4 million because we had more long-term debt throughout the first quarter of 2009 than in the same period in 2008.

Cash Flows Used in Investing Activities
Our cash flows used in investing activities decreased by $16.7 million in Q1 09 compared to Q1 08. In Q1 09, we used $64.0 million for the Jacques Whitford acquisition, compared to using $71.4 million for the acquisition of Zande, Rochester Signal, Secor, and RHL in Q1 08.

As a professional services organization, we are not capital intensive. Funds spent on capital are primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our property and equipment purchases totaled $8.2 million in Q1 09 compared to $9.0 million in Q1 08. Our Q1 09 purchases were within the expected range for 2009 to support ongoing operational activity and growth. During Q1 09, our purchases of property and equipment were financed by cash flows from operations and from our revolving credit facility.

Cash Flows From Financing Activities
Our cash flows from financing activities decreased by $113.0 million in Q1 09 compared to Q1 08. During Q1 09, we repaid $29.8 million of our revolving credit facility and acquired debt from acquisitions and used $53.9 million of the facility, in part to pay accounts payable, employee bonuses, and notes payable due from acquisitions. In Q1 08, we repaid $17.0 million of our revolving credit facility and used $151.2 million of the facility, in part to finance the Zande, Rochester Signal, Secor, and RHL acquisitions. As at March 31, 2009, $58.8 million was available in the revolving credit facility for future activities.

Shareholders’ Equity

Share options exercised during the first quarter of 2009 generated $0.2 million in cash compared to $0.7 million in cash generated during the same period in 2007.

OTHER

Outstanding Share Data

As at March 31, 2009, there were 45,466,457 common shares and 2,024,328 share options outstanding. During the period of April 1, 2009, to May 8, 2009, no shares were repurchased under our normal course issuer bid, 8,000 share options were exercised, 2,500 share options were forfeited, and no share options were cancelled. As at May 8, 2009, there were 45,474,457 common shares and 2,013,828 share options outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and capital lease commitments, purchase and service obligations, and other liabilities as of March 31, 2009:

Contractual Obligations		Payment Due by Period
as at March 31, 2009		Less than 1			After 5
(In millions of Canadian dollars)	Total	Year	1–3 Years	4–5 Years	Years

Long-term debt	344.7	40.5	303.6	0.4	0.2
Interest on debt	24.0	11.1	12.9	-	-
Operating lease commitments	353.7	70.7	110.0	75.8	97.2
Capital lease commitments	3.5	1.4	1.8	0.3	-
Purchase and service obligations	19.4	5.9	9.2	4.3	-
Other liabilities	5.4	1.0	1.1	1.0	2.3

Total contractual obligations	750.7	130.6	438.6	81.8	99.7

For further information regarding the nature and repayment terms of our long-term debt and capital lease obligations, refer to the Cash Flows From Financing Activities section and notes 4 and 9 in our unaudited interim consolidated financial statements for the quarter ended March 31, 2009. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other liabilities include amounts payable under our deferred share unit plan and a commitment to purchase the non-controlling interests of FMA Heritage Inc. and The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of March 31, 2009, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $2.8 million that expire at various dates before April 2010. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at March 31, 2009, we have a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at March 31, 2009, $399,000 in bonds (US$ 316,000) was issued under this surety facility. In addition, during the quarter, we entered into a US$12.0 million performance bond for a transportation project in Miami, Florida.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2008 Financial Review except that we now mention that the fair value of derivatives is based on third-party market indications and forecasts.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

Related-Party Transactions

There were no related-party transactions during the first quarter of 2009.

OUTLOOK

The overall outlook for the remainder of 2009 continues to be stable. The outlook for each practice area remains stable except for an expected moderate decline in the Industrial practice area and a further decline in the Urban Land practice area. We operate in a highly diverse infrastructure and facilities market in North America consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt in a timely manner to changing market conditions. Results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions. For the first quarter of 2009, there have been no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In addition, our expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2008 Financial Review and discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis.

In the first quarter of 2009, federal economic stimulus packages were passed in both the United States and Canada. Although these packages include proposed investment in infrastructure, we believe that it is too soon to assess the impact they might have on the industry and our Company. We believe that stimulus-funded projects will assist us in maintaining our level of backlog and replace projects that were curtailed due to difficult economic conditions; however, we do not expect to feel any effect of stimulus funding until the end of 2009 or early 2010.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2008 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

The preparation of our financial statements in accordance with Canadian generally accepted accounting principles (GAAP) requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. For the first quarter ended March 31, 2009, there has been no significant change in our critical accounting estimates from those described in our 2008 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein.

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the first quarter ended March 31, 2009, there has been no significant change in our description of non-GAAP accounting measures from that included in our 2008 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2008 Financial Review for additional information.

For the quarter ended March 31, 2009, the only significant change in our accounting developments as described in our 2008 Financial Review was the adoption of CICA Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” and Section 3064, “Goodwill and Intangible Assets,” as further described below.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

a) Changes in accounting policies
Fair Value of Financial Assets and Financial Liabilities. Effective January 1, 2009, we adopted the new CICA Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments—Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. We adopted this abstract during the first quarter of the 2009 fiscal year, and this adoption did not have a significant effect on our financial position or on the results of our operations. We adopted this new accounting standard retrospectively without restatement of prior periods.

Goodwill and Intangible Assets. Effective January 1, 2009, we adopted the CICA handbook Section 3064, “Goodwill and Intangible Assets,” which replaced Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs,” This pronouncement further aligns Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3064 establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets produced from research and development activities, ensuring the consistent treatment of all intangible assets, whether separately acquired or internally generated. The adoption of this standard did not have an effect on our financial position or on the results of our operations.

b) Recent accounting pronouncements
International Financial Reporting Standards. In 2005, the CICA announced its plans to converge Canadian GAAP for public entities with IFRS over a transition period that will end in 2011. In February 2008, the CICA confirmed that Canadian reporting issuers will need to begin reporting under IFRS by the first quarter of 2011 with comparative figures. During the quarter, the CICA reconfirmed the above and issued a new exposure draft, “Adopting IFRS in Canada Phase II,” which includes the exposure of IFRS in effect at January 1, 2008. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

We started our IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) post-implementation review.

In 2008, we completed the preliminary planning and scoping phase. This first phase included the establishment of a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of a cross section of management. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan. As well, during the planning and scoping phase, we completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

In 2008, we also started the detailed assessment and solution development phases, which we expect to complete by the end of 2009. These phases involve the establishment of issue-specific workgroups to perform a detailed diagnostic, the selection of accounting policies when alternatives are available, and the formulation of solutions for the implementation of IFRS. As well, during these phases, we will establish and implement a communication and training plan. Before 2010, we expect to make changes to certain processes and systems, in time to enable the recording of transactions under IFRS for comparative reporting purposes in 2011. At this stage of the project, it is not practically possible to quantify the financial reporting impact of the differences between Canadian GAAP and IFRS on our Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although we are considering the impact of adopting this pronouncement on our consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are currently considering the impact of adopting these pronouncements on our consolidated financial statements in fiscal 2011 in connection with our conversion to IFRS.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our chief executive officer (CEO) and chief financial officer (CFO) evaluated our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

For the quarter ended March 31, 2009, there has been no significant change in our risk factors from those described in our 2008 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2009
STANTEC INC. (UNAUDITED)

Consolidated Balance Sheets
(Unaudited)

	March 31	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

ASSETS (note 4)
Current
Cash and cash equivalents	20,653	103,979
Cash held in escrow (note 2)	-	7,392
Accounts receivable, net of allowance for doubtful accounts of $12,195 ($11,597 – 2008)	270,542	256,243
Costs and estimated earnings in excess of billings	118,983	75,602
Income taxes recoverable	9,334	7,647
Prepaid expenses	11,463	8,094
Future income tax assets	19,952	15,265
Other assets (note 3)	3,935	6,503

Total current assets	454,862	480,725
Property and equipment	128,990	114,410
Goodwill	543,686	446,818
Intangible assets	59,965	45,989
Future income tax assets	22,534	20,786
Other assets (note 3)	37,900	36,158

Total assets	1,247,937	1,144,886

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	171,801	198,228
Billings in excess of costs and estimated earnings	45,661	43,845
Income taxes payable	-	9,920
Current portion of long-term debt (note 4)	41,929	34,096
Future income tax liabilities	18,538	13,920

Total current liabilities	277,929	300,009
Long-term debt (note 4)	306,294	215,113
Future income tax liabilities	29,741	26,492
Other liabilities (note 5)	68,851	64,297

Total liabilities	682,815	605,911

Non-controlling interest in subsidiaries (note 2)	288	-

Shareholders' equity
Share capital (note 7)	219,051	218,757
Contributed surplus	11,374	10,458
Retained earnings	329,290	308,629
Accumulated other comprehensive income (note 10)	5,119	1,131

Total shareholders' equity	564,834	538,975

Total liabilities and shareholders' equity	1,247,937	1,144,886
See accompanying notes

MARCH 31, 2009
STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)

	For the quarter ended March 31
	2009	2008
(In thousands of Canadian dollars, except shares outstanding and per share amounts)
	$	$
INCOME
Gross revenue	404,800	291,803
Less subconsultant and other direct expenses	61,510	36,944

Net revenue	343,290	254,859
Direct payroll costs	149,844	114,607

Gross margin	193,446	140,252
Administrative and marketing expenses (notes 7 and 13)	148,062	106,969
Depreciation of property and equipment	7,127	5,367
Amortization of intangible assets	5,364	2,666
Net interest expense (note 4)	3,430	1,502
Share of (income) loss from associated companies	(274)	106
Foreign exchange losses (gains)	568	(359)
Other income (note 3)	(346)	(230)

Income before income taxes	29,515	24,231

Income taxes
Current	11,872	3,999
Future	(3,018)	3,295

Total income taxes	8,854	7,294

Net income for the period	20,661	16,937

Weighted average number of shares outstanding – basic	45,457,908	45,651,391

Weighted average number of shares outstanding – diluted	45,878,606	46,231,241

Shares outstanding, end of the period	45,466,457	45,650,457

Earnings per share (note 7)
Basic	0.45	0.37

Diluted	0.45	0.37
See accompanying notes

MARCH 31, 2009
STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income
(Unaudited)

						Accumulated
						Other
	Shares	Share	Contributed	Deferred		Comprehensive
	Outstanding	Capital	Surplus	Stock	Retained	Income (AOCI)
	(note 7)	(note 7)	(note 7)	Compensation	Earnings	(note 10)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698

Comprehensive income:

Net income					16,937		16,937
Currency translation adjustments						11,945	11,945
Unrealized losses on financial assets						(312)	(312)
Realized losses transferred to net income						9	9
Total comprehensive income					16,937	11,642	28,579

Share options exercised for cash	61,194	730					730
Stock-based compensation expense			984	110			1,094
Shares repurchased under normal course issuer bid	(112,400)	(538)	(16)		(2,922)		(3,476)
Reclassification of fair value of stock options previously expensed		225	(225)				-
Shares issued on vesting of restricted shares	3,520	33	(214)				(181)

Balance, March 31, 2008	45,650,457	219,240	6,795	-	300,795	(57,386)	469,444

Retained earnings and AOCI						243.409

Balance, December 31, 2008	45,448,123	218,757	10,458	-	308,629	1,131	538,975

Comprehensive income:

Net income					20,661		20,661
Currency translation adjustments						4,330	4,330
Unrealized gains on cash flow hedge						372	372
Unrealized losses on financial assets						(706)	(706)
Realized gains transferred to net income						(8)	(8)
Total comprehensive income					20,661	3,988	24,649

Share options exercised for cash	18,334	215					215
Stock-based compensation expense			995	-			995
Reclassification of fair value of stock options previously expensed		79	(79)				-

Balance, March 31, 2009	45,466,457	219,051	11,374	-	329,290	5,119	564,834

Retained earnings and AOCI						334,409
See accompanying notes

MARCH 31, 2009
STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)

	For the quarter ended
	March 31
	2009	2008
(In thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	420,873	255,569
Cash paid to suppliers	(177,355)	(90,714)
Cash paid to employees	(244,767)	(198,695)
Dividends from equity investments	25	150
Interest received	648	559
Interest paid	(4,538)	(1,104)
Income taxes paid	(25,932)	(20,320)
Income taxes recovered	405	781

Cash flows used in operating activities (note 14)	(30,641)	(53,774)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired (note 2)	(64,000)	(71,414)
Cash held in escrow (note 2)	-	(6,701)
Increase in investments held for self-insured liabilities	(48)	(1,968)
Proceeds on disposition of investments	-	2
Purchase of property and equipment	(8,246)	(9,013)
Proceeds on disposition of property and equipment	52	204

Cash flows used in investing activities	(72,242)	(88,890)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(29,797)	(17,010)
Proceeds from long-term borrowings	53,891	151,163
Repayment of acquired bank indebtedness (note 2)	(4,596)	(1,747)
Net change in bank indebtedness financing	-	2,415
Repayment of capital lease obligation	(689)	(106)
Repurchase of shares for cancellation	-	(3,476)
Proceeds from issue of share capital	216	730

Cash flows from financing activities	19,025	131,969

Foreign exchange gain on cash held in foreign currency	532	191

Net decrease in cash and cash equivalents	(83,326)	(10,504)
Cash and cash equivalents, beginning of the period	103,979	14,175

Cash and cash equivalents, end of the period	20,653	3,671
See accompanying notes

MARCH 31, 2009
STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	General Accounting Policies

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with those used in the preparation of the Company's December 31, 2008, annual consolidated financial statements except as described below. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2008, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

a) Changes in accounting policies

Fair Value of Financial Assets and Financial Liabilities. Effective January 1, 2009, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities." EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, "Financial Instruments—Recognition and Measurement." It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year, and this adoption did not have a significant effect on its financial position or on the results of its operations. The Company adopted this new accounting standard retrospectively without restatement of prior periods.

Goodwill and Intangible Assets. Effective January 1, 2009, the Company adopted the CICA handbook Section 3064, "Goodwill and Intangible Assets," which replaced Section 3062, "Goodwill and Other Intangible Assets," and Section 3450, "Research and Development Costs." This pronouncement further aligns Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3064 establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets produced from research and development activities, ensuring the consistent treatment of all intangible assets, whether separately acquired or internally generated. The adoption of this standard did not have an effect on the Company’s financial position or on the results of its operations.

b) Recent accounting pronouncements

International Financial Reporting Standards. In 2005, the CICA announced its plans to converge Canadian GAAP for public entities with IFRS over a transition period that will end in 2011. In February 2008, the CICA confirmed that Canadian reporting issuers will need to begin reporting under IFRS by the first quarter of 2011 with comparative figures. During the quarter, the CICA reconfirmed the above and issued a new exposure draft, "Adopting IFRS in Canada Phase II," which includes the exposure of IFRS in effect at January 1, 2008. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

The Company started its IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) post-implementation review.

In 2008, the Company completed the preliminary planning and scoping phase. This first phase included the establishment of a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of a cross section of management. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

reports on the progress made on the detailed work plan. As well, during the planning and scoping phase, the Company completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

In 2008, the Company also started the detailed assessment and solution development phases, which it expects to complete by the end of 2009. These phases involve the establishment of issue-specific workgroups to perform a detailed diagnostic, the selection of accounting policies when alternatives are available, and the formulation of solutions for the implementation of IFRS. As well, during these phases, the Company will establish and implement a communication and training plan. Before 2010, the Company expects to make changes to certain processes and systems, in time to enable the recording of transactions under IFRS for comparative reporting purposes in 2011. At this stage of the project, it is not practically possible to quantify the financial reporting impact of the differences between Canadian GAAP and IFRS on the Company.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, "Business Combinations," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on its consolidated financial statements, the impact will be limited to any future acquisitions beginning in fiscal 2011.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, "Consolidated Financial Statements," and Section 1602, "Non-Controlling Interests," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with its conversion to IFRS.

2.	Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated balance sheet date, these purchase price adjustment clauses are reviewed, which may result in an increase or reduction to the notes payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

As at March 31, 2009, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is not determinable and will be recognized as an adjustment to goodwill in the period in which the contingency is resolved.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in Q1 09

On January 2, 2009, the Company acquired the shares and businesses of Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford) for cash consideration of $64,000,000 and notes payable of $79,000,000. These firms are leading providers of environmental management and remediation and geotechnical engineering services. Their addition strengthened the service offerings in the Company's Environment practice. This acquisition also increased the Company’s presence in Atlantic Canada, expanded and enhanced its geotechnical engineering capabilities, increased its ability to provide environmental and geoscientific assessments in Canada's Arctic and Alberta for resource development, expanded its ability to support the mining sector, and expanded its air quality services.

During the first quarter of 2009, the Company adjusted the purchase price on the Dunlop Architects Inc.; Vollmer Associates LLP; Neill and Gunter Limited; Neill and Gunter (Nova Scotia) Limited; Fuller, Mossbarger, Scott & May Engineers, Inc.; The Zande Companies, Inc.; RHL Design Group, Inc.; and McIntosh Engineering Holdings Corporation acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

During the first quarter of 2009, the purchase price allocation for the RHL Design Group, Inc. acquisition was finalized. The Company expects to finalize the purchase price allocations for the McIntosh Engineering Holdings Corporation acquisition during the second quarter of 2009 and for the Jacques Whitford acquisition during the fourth quarter of 2009.

Acquisitions in Q1 08

On January 2, 2008, the Company acquired the shares and business of The Zande Companies, Inc. for cash consideration and notes payable. In addition, at acquisition US$1.56 million was placed in an escrow account, pending the outcome of purchase price adjustment clauses included in the purchase agreement, and a corresponding US$1.56 million obligation was recorded. Any increase or reduction to this obligation is recorded as an adjustment to the net assets acquired. During 2008, due to purchase price adjustments, US$491,000 was returned to the Company, and the obligation was reduced accordingly. On January 2, 2009, the funds remaining in escrow were paid to the representative of the former shareholders of The Zande Companies, Inc. The acquisition of this firm strengthened the Company's operations in the midwestern United States and increased the depth of its service offerings to public sector clients in the environment sector. The Zande Companies, Inc. provides services mainly in water and wastewater treatment facility design, environmental management, and transportation, as well as complementary services in planning, landscape architecture, surveying, and land development.

On January 2, 2008, the Company acquired the net assets and business of Rochester Signal, Inc. for cash consideration and notes payable. The addition of this firm supplemented the existing transit-related services offered by the Company. Rochester Signal, Inc. provides signal design and related construction management, installation, and testing services, along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid transit and light rail.

On February 1, 2008, the Company acquired the shares and business of SII Holdings, Inc. (Secor) for cash consideration. In addition, at acquisition US$5 million was placed in an escrow account to be settled on February 1, 2009, pending the outcome of purchase price adjustment clauses included in the purchase agreement. A corresponding US$5 million

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

obligation was recorded at acquisition. During the first quarter of 2009, US$4.85 million of the escrow funds was paid to the former shareholders of Secor, and the remainder was paid back to the Company and recorded as a reduction of the liability and an adjustment to non-cash working capital. The acquisition of this firm significantly increased the Company’s service offerings in the environment sector. Secor provides expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

On March 14, 2008, the Company acquired the shares and business of RHL Design Group, Inc. for cash consideration and promissory notes. The acquisition of this firm, headquartered in Petaluma, California, with several offices in the western United States, significantly increased the Company's commercial development services. RHL Design Group, Inc. provides full program implementation and comprehensive design services to commercial clients with facilities in multiple locations.

During the first quarter of 2008, the Company adjusted the purchase price on the Carinci Burt Rogers Engineering, Inc.; Trico Engineering Consultants, Inc.; Chong Partners Architecture, Inc.; Woodlot Alternatives, Inc.; Neill and Gunter companies; Murphy Hilgers Architects Inc.; and Fuller, Mossbarger, Scott & May Engineers, Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase price agreements. These adjustments impacted non-cash working capital and notes payable.

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first quarter of each year are as follows:

	2009	2008
(In thousands of Canadian dollars)	$	$

Cash consideration	64,000	76,057
Notes payable	64,225	20,062

Purchase price	128,225	96,119

Assets and liabilities acquired at fair values
Cash acquired	-	4,643
Bank indebtedness assumed	(4,596)	(1,747)
Non-cash working capital	28,379	19,029
Property and equipment	13,681	8,512
Investments	1,721	-
Goodwill	93,426	74,747
Intangible assets
Client relationships	13,502	9,410
Contract backlog	5,330	3,994
Other	-	(1,191)
Other long-term liabilities	(1,697)	(646)
Non-controlling interest in subsidiaries	(288)	-
Long-term debt	(13,993)	(15,976)
Future income taxes	(4,156)	(3,789)
Capital lease obligations	(3,084)	(867)

Net assets acquired	128,225	96,119

Of the goodwill and intangible assets resulting from the acquisition completed in the first quarter of 2009, none is deductible for income tax purposes (2008 – $14,790,000).

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities or non-cash working capital as part of the purchase price allocation (note 5). Adjustments to the exit liabilities may impact goodwill.

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

As a result of the Jacques Whitford acquisition, the Company assumed commitments for operating leases of approximately $22,595,000 and for capital leases of approximately $3,084,000, with lease terms ranging from 1 to 10 years.

As part of the Jacques Whitford acquisition, the Company acquired a 50% interest in the EM&I Jacques Ltd. joint venture. Also acquired were 12 investments in associated companies over which the Company is able to exercise significant influence, but not control, which are accounted for using the equity method. The Company's ownership interest in these 12 investments ranges from 24.5% to 50.0%.

In addition, as part of the Jacques Whitford acquisition, the Company acquired a 70% interest in FMA Heritage Inc., an 80% interest in Westworth Associates Environmental Ltd., a 75% interest in The National Testing Laboratories Limited (NTLL), and a 56% interest in I.R. Wilson Consultants Ltd. A non-controlling interest in these subsidiaries represents the minority interest’s share of the subsidiary’s equity. Income earned by the non-controlling interest in these subsidiaries was nil in the quarter. The Company has entered into agreements whereby it commits to purchase in the future the non-controlling interests of FMA Heritage Inc. and NTLL over a period ending in 2014 for total consideration of $2.2 million.

3.	Other Assets

	March 31	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	26,822	26,540
Investments in associated companies	3,127	1,226
Investments – other	847	774
Holdbacks on long-term contracts	3,888	3,933
Assets held for sale	548	621
Other	6,603	9,567
	41,835	42,661
Less current portion	3,935	6,503

	37,900	36,158

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value as at March 31, 2009. The bonds bear interest at rates ranging from 2.70% to 7.00% per annum. Interest, dividends, and realized gains and losses on these investments are recorded in other income. The term to maturity of the bond portfolio ranges from within one to five years.

4.	Long-Term Debt

	March 31	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	166	162
Other notes payable	106,076	55,940
Bank loan	238,496	192,544
Capital lease obligations	3,485	563
	348,223	249,209
Less current portion	41,929	34,096

	306,294	215,113

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The carrying values of the other notes payable have a weighted average effective rate of interest of 5.11% and may be supported by promissory notes where required. The notes are due at various times from 2009 to 2012. The aggregate maturity value of the notes is $106,158,000 (December 31, 2008 – $56,062,000). As at March 31, 2009, $32,966,000 (December 31, 2008 – $48,343,000) of the notes' carrying value was payable in US funds (March 31, 2009 –US$26,137,000; December 31, 2008 – US$39,690,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at March 31, 2009.

The Company has a $300 million revolving credit facility that matures on August 31, 2011. The facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates plus 65, 85, or 125 basis points. As at March 31, 2009, $141,496,000 of the bank loan was payable in US funds (US$112,183,000), and $97,000,000 was payable in Canadian funds. As at December 31, 2008, $131,544,000 of the bank loan was payable in US funds (US$108,000,000), and $61,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company.

During 2008, the Company entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010.

Taking the effect of the interest rate swap into consideration, the average interest rate applicable at March 31, 2009, was 2.72% (December 31, 2008 – 3.36%). The credit facility contains restrictive covenants (note 9). All the assets of the Company are held as collateral under a general security agreement for the bank loan. The interest incurred on long-term debt in Q1 09 was $3,556,000 (Q1 08 – $1,697,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At March 31, 2009, the Company had issued and outstanding letters of credit totaling $139,000 (December 31, 2008 – $139,000) payable in Canadian funds and $2,556,000 (US$2,077,000) (December 31, 2008 – $2,426,000, US$1,992,000) payable in US funds that expire at various dates before April 2010. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2009, $58,809,000 (December 31, 2008 –$104,891,000) was available in the revolving credit facility for future activities.

As at March 31, 2009, $113,000 additional letters of credit had been assumed from acquisitions (December 31, 2008 –none). The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at March 31, 2009, $399,000 (US$316,000) in bonds had been issued under this surety facility. In addition, during the quarter, the Company entered into a US$12.0 million performance bond for a transportation project in Miami, Florida.

As at March 31, 2009, the Company's capital lease obligations included capital leases bearing interest at rates ranging from 1.4% to 14.7%. These capital leases expire at various dates before 2013.

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

5.	Other Liabilities

	March 31	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	33,341	30,265
Deferred gain on sale leaseback	5,205	5,314
Lease inducement benefits	23,921	22,866
Liabilities on lease exit activities	5,989	4,081
Liability for uncertain tax positions	2,141	1,725
Derivative financial instruments (note 6)	5,510	4,218
Other	3,725	3,475
	79,832	71,944
Less current portion included in accrued liabilities	10,981	7,647

	68,851	64,297

Provision for self-insured liabilities

	March 31	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	30,265	17,659
Current period provision	3,655	12,470
Payment for claims settlement	(741)	(3,034)
Impact of foreign exchange	162	3,170

Provision, end of the period	33,341	30,265

Liabilities on lease exit activities

	March 31	December 31
	2009	2008
(In thousands of Canadian dollars)

Liability, beginning of the period	4,081	4,112
Current period provision:
Established for existing operations	745	1,488
Resulting from acquisitions	1,677	1,663
Costs paid or otherwise settled	(564)	(2,475)
Adjustments to purchase price allocation	18	(1,181)
Impact of foreign exchange	32	474

Liability, end of the period	5,989	4,081

6.	Derivative Financial Instruments

As at March 31, 2009, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$62,000,000 at rates ranging from 1.23220 to 1.27207 per US dollar maturing over the next month. As at March 31, 2008, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$103,000,000 at rates ranging from 0.9811 to 1.0145 per US dollar maturing over the next two months. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

denominated in US dollars. The fair value of these contracts, estimated using third-party market indications and forecasts as at March 31, 2009, is an unrealized loss of $1,846,000 (March 31, 2008 – unrealized gain of $3,499,000). The unrealized gains or losses relating to these derivative financial instruments were recorded in income as foreign exchange gains or losses and in the balance sheet as other assets or other liabilities.

During 2008, the Company entered into a US$100 million interest rate swap agreement maturing on September 3, 2010. This swap agreement has the effect of converting the variable interest rate on US$100 million of the Company's revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using third-party market indications and forecasts at March 31, 2009, is an unrealized loss of $3,664,000 ($2,602,000 net of tax) (December 31, 2008 – unrealized loss of $4,218,000 [$2,974,000 net of tax]). The Company has designated the swap as a cash flow hedge against its revolving credit facility; therefore, the unrealized gains or losses relating to this derivative financial instrument are recorded in other comprehensive income and in the balance sheet as other assets or other liabilities. In the event that the hedging relationship is no longer effective or ceases to exist, the gains or losses will be recorded in income. The hedging relationship was effective from the date of entering into the swap to March 31, 2009.

7.	Share Capital

During Q1 09, no common shares were repurchased for cancellation pursuant to the Company's ongoing normal course issuer bid. During Q1 08, 112,400 common shares were repurchased for cancellation at a cost of $3,476,000. Of this amount, $538,000 and $16,000 reduced share capital and contributed surplus accounts, respectively, with $2,922,000 being charged to retained earnings.

During Q1 09, the Company recognized a stock-based compensation expense of $820,000 (Q1 08 – $722,000) in administrative and marketing expenses. Of the amount expensed, $995,000 related to the fair value of options granted, offset by a $175,000 reduction in deferred share unit compensation. Of the amount expensed during Q1 08, $984,000 related to the fair value of options granted, $111,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition, offset by a $373,000 reduction related to deferred share unit compensation.

The fair value of options granted was reflected through contributed surplus, the deferred share unit compensation was reflected through accrued liabilities, and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

Share options

	As at March 31
	2009		2008
		Weighted		Weighted
	Share	Average	Share	Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$
Share options, beginning of the period	2,061,828	20.97	1,751,022	18.32
Exercised	(18,334)	11.79	(61,194)	11.93
Forfeited	(15,001)	29.07	(11,666)	23.84
Cancelled	(4,165)	30.61	-	-

Share options, end of the period	2,024,328	20.98	1,678,162	18.51

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

At March 31, 2009, 1,140,408 (March 31, 2008 – 928,669) share options were exercisable at a weighted average price of $15.14 (March 31, 2008 – $11.91).

At March 31, 2009, 900,000 (March 31, 2008 – 462,500) options were antidilutive and, therefore, were not considered in computing diluted earnings per share.

Deferred share units

Deferred share units are paid to the outside directors of the Company upon their death or retirement and are valued at the weighted average of the closing market price of the Company's common shares for the last 10 trading days of the month of death or retirement. These units are recorded at fair value based on the market price of the Company's shares on the period end date. As at March 31, 2009, 65,600 units were outstanding (Q1 08 – 61,600).

8.	Financial Instruments

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents and cash held in escrow are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in income.
•
Accounts receivable are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

•
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in income.

•
Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest method, with realized gains and losses reported in income.

•
Derivative other assets and liabilities are classified as held for trading and are accounted for at fair value, with realized and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an effective cash flow hedge, in which case, unrealized gains and losses are recorded in other comprehensive income.

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair value of derivatives is based on third-party market indications and forecasts. The fair values of cash and cash equivalents, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of these instruments. The carrying value of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the interim consolidated financial statements.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, derivative financial instruments, investments held for self-insured liabilities, and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

risk associated with bonds and equities is mitigated by the overall quality and mix of the investment portfolio. The Company does not invest in any asset-backed commercial paper (ABCP) and, therefore, does not consider itself to be exposed to current uncertainties in the ABCP marketplace.

The Company maintains an allowance for estimated credit losses on accounts receivable. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts receivable and on its historical collection and loss experience.

The Company mitigates risk associated with accounts receivable by providing services to diverse clients in various industries and sectors of the economy. It does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At March 31, 2009, there were 61 days of revenue in accounts receivable (December 31, 2008 – 64 days). The maximum amount of credit risk exposure is limited to the carrying amount of the balances in the financial statements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $300 million credit facility, and the issuance of common shares. The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2009. Liquidity risk is managed according to the Company’s internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1 (note 9).

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. The Company minimizes its exposure to floating rates of interest, when appropriate, by entering into interest rate swap agreements (note 6).

If the interest rate on the Company's loan balance at March 31, 2009, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $101,000. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income. This analysis excludes US$100 million of the revolving credit facility due to the interest rate swap agreement entered into during 2008.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 6).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. The Company does not hedge for this foreign exchange risk.

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

9.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company manages its capital structure with the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2009 remained unchanged from 2008.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.58 to 1 at March 31, 2009 (December 31, 2008 – 0.26 to 1). The Company exceeded its targeted net debt to equity ratio because it increased its long-term debt to finance the Jacques Whitford acquisition. Going forward, there may be other occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 6.5% for the four quarters ended March 31, 2009 (December 31, 2008 – 6.1%). The Company's ROE was below target because of the goodwill and intangible assets impairment charges recorded in the third quarter of 2008.

The Company is subject to restrictive covenants related to its $300 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, debt to earnings ratio and earnings to debt service ratio. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the quarter ended March 31, 2009.

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

10.	Accumulated Other Comprehensive Income (Loss)

	Currency Translation Adjustments	Unrealized Gains (Losses) on Cash Flow Hedge	Unrealized Gains (Losses) on Financial Assets	Realized (Gains) Losses Transferred to Net Income	Total
(In thousands of Canadian dollars)	$	$	$	$	$

Balance, December 31, 2007	(70,513)	-	1,730	(245)	(69,028)
Current period activity	11,945	-	(318)	9	11,636
Income tax effect	-	-	6	-	6

Balance, March 31, 2008	(58,568)	-	1,418	(236)	(57,386)

Balance, December 31, 2008	6,410	(2,974)	(1,911)	(394)	1,131
Current period activity	4,330	553	(719)	(8)	4,156
Income tax effect	-	(181)	13	-	(168)

Balance, March 31, 2009	10,740	(2,602)	(2,617)	(402)	5,119

The foreign currency translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the currency translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Consolidated balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.2613 (December 31, 2008 – 1.2180).

The unrealized gains (losses) on financial assets represent the change in the fair value of investments held for self-insured liabilities (note 3).

The unrealized gains (losses) on cash flow hedge represent the unrealized gain or loss on the Company's interest rate swap agreement (note 6). The length of time over which the Company hedges its exposure to variability in future cash flows from the interest on its revolving credit facility is 17 months.

11.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the chief executive officer of the Company, and the Company's operating segments are based on its regional geographic areas.

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company has three operating segments, which are aggregated into the Consulting Services reportable segment.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets

	March 31, 2009	December 31, 2008
(In thousands of Canadian dollars)	$	$

Canada	309,636	183,828
United States	422,488	422,881
International	517	508

	732,641	607,217

Geographic information	Gross Revenue

	For the quarter ended
	March 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Canada	211,490	148,931
United States	184,496	140,672
International	8,814	2,200

	404,800	291,803

Gross revenue is attributed to countries based on the location of the project.

Practice area information	Gross Revenue

	For the quarter ended
	March 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Consulting Services
Buildings	75,662	63,749
Environment	158,094	76,935
Industrial	71,163	49,464
Transportation	48,419	35,561
Urban Land	51,462	66,094

	404,800	291,803

12.	Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q1 09 was $7,139,000 (Q1 08 – $4,790,000).

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

13.	Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. Investment tax credits of $109,000 (Q1 08 – $199,000) were recorded as a reduction of administrative and marketing expenses.

14.	Segmented Information

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended
	March 31
	2009	2008
(in thousands of Canadian dollars)	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	20,661	16,937
Add (deduct) items not affecting cash:
Depreciation of property and equipment	7,127	5,367
Amortization of intangible assets	5,364	2,666
Future income taxes	(3,018)	3,295
Gain on dispositions of investments and property and equipment	(34)	(64)
Stock-based compensation expense	820	722
Provision for self-insured liability	3,655	1,591
Share of (income) loss from associated companies	(274)	106
Other non-cash items	(2,080)	(508)
Dividends from equity investments	25	150

	32,246	30,262
Change in non-cash working capital accounts:
Accounts receivable	49,845	(16,597)
Costs and estimated earnings in excess of billings	(21,238)	(7,197)
Prepaid expenses	(646)	689
Accounts payable and accrued liabilities	(74,545)	(48,125)
Billings in excess of costs and estimated earnings	(1,710)	2,620
Income taxes payable/recoverable	(14,593)	(15,426)

	(62,887)	(84,036)

Cash flows used in operating activities	(30,641)	(53,774)

MARCH 31, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Shareholder Information
Transfer Agent
Computershare Trust Company of Canada
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of
Commerce

Securities Exchange Listing
Stantec shares are traded
on the Toronto Stock Exchange
and New York Stock Exchange
under the symbol STN.

Investor Relations
Stantec Inc.
10160 - 112 Street
Edmonton AB
Canada T5K 2L6
Tel: (780) 917-7000
Fax: (780) 917-7330
ir@stantec.com